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
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
   PACIFIC ELECTRIC WIRE & CABLE CO., LTD.   Monaco Finance, Inc.; MONFA                       ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
4th Fl., 285 Chung Hsiao East Road, Section 4                              December 1997
---------------------------------------------                           --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ---Form filed by One Reportng Person
                                                                           (Month/Year)       ---Form filed by More than One
    Taipei       Taiwan       Republic of China    75-2255876                                    Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                             (A) or                                 (I)         ship
                                                Code    V    Amount     (D)   Price          (Instr. 3        (Instr. 4)  (Instr. 4)
                                                                                              and 4)
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Class A Common Stock                 4/25/97     1           1,500,000  A     $2.00 per share 1,500,000        I          2
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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

FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Option (Right to Buy)                  $4.00/sh     12/4/97   1                830,000               12/4/97   12/4/00
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Proxy (Right to vote)                               12/4/97   1                443,715               12/4/97   12/4/00
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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Class B Common       830,000           $4.00/sh   830,000        I              2
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Class B Common       443,715                      443,715        I              2
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Explanation of Responses:

(1) See Attached

(2) Owned directly by Consumer Finance Holdings, Inc., which is a wholly owned subsidiary of
    Pacific USA Holdings Corp., which is a wholly owned subsidiary of Pacific Electric Wire &
    Cable Co., Ltd.

                                                                             PACIFIC ELECTRIC WIRE & CABLE CO., LTD.


                                                                             By:     /s/ Tung Ching-yun          December 12, 1997
                                                                                -------------------------------  -----------------
**Intentional misstatements or omissions of facts constitute                    **Signature of Reporting Person        Date
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                         Page 2 of 3
                                                                                                                     SEC 1474 (7-97)
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                                SUPPLEMENT TO FORM 4

Name of Reporting Person                          Name of Issuer

Pacific Electric Wire & Cable Co., Ltd.           Monaco Finance, Inc.: MONFA

     For the Purposes of this supplement to Form 4, Pacific USA Holdings
Corp. ("Pacific"), Pacific Electric Wire & Cable Co., Ltd. ("Pacific
Electric"), and Consumer Finance Holdings, Inc. ("Consumer") together shall be the "Reporting Person." Pacific and Consumer are directly or indirectly wholly owned by Pacific Electric.

     Pursuant to the terms of a Conversion and Rights Agreement, dated April 25, 1997, between Pacific and Monaco (the "Conversion Agreement"), Consumer acquired 1,500,000 shares of the Class A Common Stock (the "Class A Shares") of Monaco Finance, Inc. ("Monoco" or "Issuer") upon conversion of a Promissory Note of Monaco, dated October 29, 1996, held by Pacific in the original principal amount of $3,000,000. Each Class A Share is entitled to one vote on all matters submitted to a vote of Monaco's common stockholders.
The Promissory Note evidenced a loan made to Monaco by Pacific pursuant to the terms of a Loan Agreement, dated October 29, 1996. The funds for the loan were obtained from Pacific's working capital.

     Pursuant to the terms of an Option Agreement, dated December 4, 1997
(the "Option Agreement"), by and among Consumer and Morris Ginsburg ("Mr.
Ginsburg"), Sandler Family Partners, Ltd. ("Sandler FP"), and Irwin L.
Sandler ("Mr. Sandler"), Consumer acquired the right to purchase all, but not less than all, of 830,000 shares of Monoco's Class B Common Stock, $.01 par value (the "Option Shares"), at an exercise price of $4.00 per share at any time prior to December 4, 2000. Mr. Ginsburg is Chairman of the Board,
President, Chief Executive Officer and a director of Issuer. Mr. Sandler is
Executive Vice President, Secretary/Treasurer and a director of Issuer. Each share of Class B Common Stock is entitled to three votes on all matters submitted to a vote of Monaco's common stockholders and is automatically convertible into one share of Class A Common Stock, which has one vote per share, upon the occurrence of certain events. The Class A Common Stock and the Class B Common Stock vote as a class on all matters submitted to a vote of the Common Stock of Monaco. The Option Agreement terminates on December
4, 2000, unless earlier consummated or terminated.  Pursuant to the Option
Agreement, each optionor has a right to cause Consumer to purchase (the
"Put") one half of the Class B Common Stock held by such optionor to Consumer during the 30 day periods following each of December 4, 1999, and December 4, 2000, at a price of $4.00 per share. In connection with the execution of the Option Agreement, and as contemplated therein, Consumer placed in a segregated account $3,320,000, which account has been pledged to Mr. Ginsburg and Sandler FP to secure the full purchase price of the Option Shares and, alternatively, the full amount Consumer will be obligated to pay for the Option Shares upon exercise in full of the "Put" provisions of the Option
Agreement. The source of such funds was the working capital of Pacific. In the event that Consumer or any of its affiliates exercises the Option, and within 180 days after closing thereof, sells or agrees to sell any portion of the Shares to a person who is not an affiliate of Consumer for a price greater than $4.00 per share, the seller shall be obligated to pay the Shareholders 50% of such excess. The Shareholders agreed not to pledge, sell or otherwise transfer the Option Shares at any time during the term of the Option except to the extent of exercise of the Put. Upon exercise of either the Option or the Put, the Class B Common Stock so purchased by Consumer will, pursuant to its terms, automatically convert into Class A Common Stock thereby reducing the voting power of Reporting Person.

     On or about May 14, 1993, the Company, Sandler Family Partners, and
Messrs. Ginsburg and Sandler entered into a Buy-Sell Agreement giving the Company the right to buy all shares of its capital stock owned by Mr.
Ginsburg upon his death and all shares of its capital stock beneficially owned by Mr. Sandler upon his death. In addition, the Company had a right of first refusal to purchase any such stock desired to be sold by Mr. Ginsburg or Sandler Family Partners. This right of first refusal was exercisable by either the Issuer or the non-selling Shareholder. The parties to the Buy-Sell Agreement have agreed that the purchase rights and obligations under the Option Agreement shall supersede the purchase and right of first refusal provisions contained in the Buy-Sell Agreement during the term of the Option
Agreement.

     Also, pursuant to the terms of the Option Agreement, Consumer obtained irrevocable proxies coupled with an interest from Mr. Ginsburg and Sandler FP whereby Consumer has the right to vote all of the Option Shares on all matters presented to the shareholders during the term of the Option
Agreement. Further, pursuant to the terms of the Option Agreement, Consumer acquired the right to direct the exercise of all consensual or other voting rights with respect to 443,715 additional shares of the Issuer's Class B
Common Stock as to which Mr. Ginsburg and Mr. Sandler hold a proxy to vote, subject to the fiduciary duty owed to the grantor of any such proxy.

                                                      Page 3 of 3